May 23, 2024

Securities and Exchange Commission

Division of Corporate Finance

Washington DC    20549

Re: Comment Letter from Staff of

Securities and Exchange Commission

Dated May 6, 2022

BioNexus Gene Lab Corp.  (“Company”)

To Whom It May Concern:

This letter is responsive to the above referenced Comment Letter.

1. A. Your Comments #’s 1 and 2.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 4. Controls and Procedures., page 36

B. Your Comment # 4.

Form 10-Q/A for the Quarter Ended September 30, 2023

Item 4. Controls and Procedures, page 31

Company Response:

With respect to Comments #’s 1, 2 and 4, in addition to responding to the referenced comments, the Company also intends to amend its disclosures contained in Item 9A. Controls and Procedures. Evaluation of Disclosure Controls and Procedures of its Form 10-K for fiscal year ended December 31, 2022. Please refer to Exhibit A (attached hereto) for the Company’s  responses.

2. Your Comment #3.

Exhibit 31.1, page 1

Company Response:

With respect to Comments #3, in the various amendments, the Company will make the suggested change to each Exhibit 31.

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EXHIBIT A

The Company will include the following disclosures in the Annual Reports on Form 10-K (two) and Quarterly Reports on Form 10-Q (three) for the period so indicated to be filed with the Securities Exchange Commission;

Text for Form 10-K/A – Fiscal Year 2022

Explanatory Note

This Amendment No. 1 on Form 10-K/A (the “Amendment”) amends the Annual Report on Form 10-K of BioNexus Gene Lab Corp. (the “Company”) for the fiscal year ended December 31, 2022 (the “Original Filing”). This Amendment is being filed solely to amend and restate in its entirety Part II., Item 9A. Controls and Procedures of the Prior Filing.

This filing is in response to a Comment Letter from the Staff of the Securities and Exchange Commission.

Because no financial statements are included with this Amendment No. 1, paragraph 3 of each of the certifications has been omitted.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time as of which the Original Filing was made. No changes have been made to the financial statements of the Company as contained in the Original Filing. Accordingly, this Amendment should be read together with the Original Filing and the Company’s other filings with the SEC.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this annual report, an evaluation was carried out by the Company’s management, with the participation of the principal executive officer and the principal financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act (“Exchange Act”) as of December 31, 2022. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management, including the principal executive officer and the principal financial officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were not effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and that such information was not accumulated and communicated to management, including the principal executive officer and the principal financial officer, to allow timely decisions regarding required disclosures. The Company’s disclosure controls and procedures were not effective due to the fact that the Part II., Item 9A Controls and Procedures in the Original Filing were inaccurate.

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Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process, under the supervision of the principal executive officer and the principal financial officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with United States generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) as set forth in its Internal Control - Integrated Framework. This assessment identified material weaknesses in internal control over financial reporting. A material weakness is a control deficiency, or a combination of deficiencies in internal control over financial reporting that creates a reasonable possibility that a material misstatement in annual or interim financial statements will not be prevented or detected on a timely basis. Since the assessment of the effectiveness of our internal control over financial reporting did identify a material weakness, management considers its internal control over financial reporting to be ineffective.

Management has concluded that our internal control over financial reporting had the following material deficiencies:

The Original Filing stated the following as the basis for our material weaknesses;

-    We were unable to maintain segregation of duties within our business operations due to our reliance on a single individual fulfilling the role of sole officer and director.

-    Lack of a functioning audit committee due to a lack of a majority of independent members and a lack of a majority of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal control and procedures.

The above basis for identifying a material weakness was inaccurate. In fact, at the time of the Original Filing, the Company did not have a sole officer and director, rather it had five officers and four directors. In addition, the Company had established an audit committee comprised of three independent directors.  As a result of these inaccuracies in the Original Filing, management concluded that it had material weaknesses in in its controls and procedures.

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While these control deficiencies did not result in any audit adjustments to our 2022 or 2021 interim or annual financial statements, it could have resulted in a material misstatement that might have been prevented or detected.

This annual report does not include an attestation report of our registered public accounting firm regarding our internal controls over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act that permit us to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2022, other than as stated above, there has been no change in internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Text for Form 10-K/A – Fiscal Year 2023

Explanatory Note

This Amendment No. 1 on Form 10-K/A (the “Amendment”) amends the Annual Report on Form 10-K of BioNexus Gene Lab Corp. (the “Company”) for the fiscal year ended December 31, 2023 (the “Original Filing”). This Amendment is being filed solely to amend and restate in its entirety Part II., Item 9A. Controls and Procedures of the Prior Filing.

This filing is in response to a Comment Letter from the Staff of the Securities and Exchange Commission.

Because no financial statements are included with this Amendment No. 1, paragraph 3 of each of the certifications has been omitted.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time as of which the Original Filing was made. No changes have been made to the financial statements of the Company as contained in the Original Filing. Accordingly, this Amendment should be read together with the Original Filing and the Company’s other filings with the SEC.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this annual report, an evaluation was carried out by the Company’s management, with the participation of the principal executive officer and the principal financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act (“Exchange Act”) as of December 31, 2023. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management, including the principal executive officer and the principal financial officer, to allow timely decisions regarding required disclosures.

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Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were not effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and that such information was not accumulated and communicated to management, including the principal executive officer and the principal financial officer, to allow timely decisions regarding required disclosures. The Company’s disclosure controls and procedures were not effective due to the fact in Part II., Item 9A. Controls and Procedures in the Original Filing, management did not reach a conclusion on the effectiveness of the controls and procedures.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process, under the supervision of the principal executive officer and the principal financial officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with United States generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) as set forth in its Internal Control - Integrated Framework. This assessment concluded that the internal control over financial reporting were effective.

In reaching its conclusion, management considered the potential material weakness due to the lack of segregation of duties between the Chief Executive Officer and Chief Financial Officer as the same person currently fulfils both roles. However, when the former Chief Financial Officer resigned in October 2023, the Audit Committee working with management installed additional controls whereby the Audit Committee Chairman would have access to financial reports on a regular and at will basis. In addition, since that time, the Audit Committee Chairman conducts regular interviews with the Principal Financial Officer to ensure adequate oversight over the financial process.

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Finally, as the Company conducts its business mainly through its subsidiaries, there are sufficient and separate accounting staff in each of its subsidiaries to maintain an effective segregation of duties, and oversight by the Management and the Audit Committee.

This annual report does not include an attestation report of our registered public accounting firm regarding our internal controls over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act that permit us to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2023, other than as stated herein, there has been no change in internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Text for Form 10-Q/A – For each of the  Quarterly Periods ended March 31, 2023, June 30, 2023 and September 30, 2023

Explanatory Note

This Amendment No. 1 on Form 10-Q/A (the “Amendment”) amends the Quarterly Report on Form 10-Q of BioNexus Gene Lab Corp. (the “Company”) for the quarterly period ended << March 31, 2023, June 30, 2023 and September 30, 2023>> (the “Original Filing”). This Amendment is being filed solely to amend and restate in its entirety Part I., Item 4. Controls and Procedures of the Prior Filing.

This filing is in response to a Comment Letter from the Staff of the Securities and Exchange Commission.

Because no financial statements are included with this Amendment No. 1, paragraph 3 of each of the certifications has been omitted.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time as of which the Original Filing was made. No changes have been made to the financial statements of the Company as contained in the Original Filing. Accordingly, this Amendment should be read together with the Original Filing and the Company’s other filings with the SEC.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this quarterly report, an evaluation was carried out by the Company’s management, with the participation of the principal executive officer and the principal financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act (“Exchange Act”) as of <<June 30, 2023>>. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management, including the principal executive officer and the principal financial officer, to allow timely decisions regarding required disclosures.

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Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were not effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and that such information was accumulated and communicated to management, including the principal executive officer and the principal financial officer, to allow timely decisions regarding required disclosures. The Company’s disclosure controls and procedures were not effective due to the fact in Part I., Item 4 Controls and Procedures in the Original Filing, the Company stated that the controls and procedures were “capable,” which terminology is not in compliance with Item 307 of Regulation S-K.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process, under the supervision of the principal executive officer and the principal financial officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with United States generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management had assessed the effectiveness of our internal control over financial reporting as of <<June 30, 2023>>, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, which assessment identified, for reasons discussed above, material weaknesses in internal control over financial reporting had improved. A material weakness could create reasonable possibility that a material misstatement in annual or interim financial statements.

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While these control deficiencies did not result in any audit adjustments to our 2023 or 2022 interim or annual financial statements, it could have resulted in a material misstatement that might have been prevented or detected by a segregation of duties.

This quarterly report does not include an attestation report of our registered public accounting firm regarding our internal controls over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act that permit us to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

During the period ended <<June 30, 2023>>, there had been no change in internal control over financial reporting that had materially affected or was reasonably likely to materially affect our internal control over financial reporting.

If further information is required with respect to this matter, please contact our attorney, Daniel H. Luciano. His telephone number is 908-328-3731 and email is dhl@dhlucianolaw.com.

Sincerely,

/s/ Su-Leng Tan Lee

Chief Executive Officer

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